UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

Reven Housing REIT, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

12116R106

(CUSIP Number)

Xiaofan Bai

CEO / Chairman

Allied Fortune (HK) Management Limited

28C, 500 Zhangyang Road

Shanghai, China

TEL: 021 61652930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allied Fortune (HK) Management Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 125,000,000 (2)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 125,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.67%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Includes (i) 25,000,000 shares of Common Stock owned by King Apex Group Holdings II Limited (“King Apex II”), (ii) 30,000,000 shares of Common Stock owned by King Apex Group Holdings III Limited (“King Apex III”), and (iii) 70,000,000 shares of Common Stock which each of King Apex II and King Apex III have the right to acquire at any time prior to December 31, 2013, for $0.20 per share or an aggregate of $14,000,000.

2

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) King Apex Group Holdings II Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 95,000,000 (2)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 95,000,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.91%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Includes (i) 25,000,000 shares of Common Stock owned by King Apex II and (ii) 70,000,000 shares of Common Stock which each of King Apex II and King Apex III have the right to acquire at any time prior to December 31, 2013, for $0.20 per share or an aggregate of $14,000,000.

3

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) King Apex Group Holdings III Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 100,000,000 (2)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 100,000,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.54%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Includes (i) 30,000,000 shares of Common Stock owned by King Apex III and (ii) 70,000,000 shares of Common Stock which each of King Apex II and King Apex III have the right to acquire at any time prior to December 31, 2013, for $0.20 per share or an aggregate of $14,000,000.

4

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiaofan Bai (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 125,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 125,000,000 (2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.67%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Bai is the Chief Executive Officer, Chairman, and owner of Allied Fortune (Hong Kong) Management Limited (“Allied”), which provides management services to King Apex II and King Apex III. As such, Mr. Bai may be deemed to have shared dispositive power over the shares held by King Apex II and King Apex III.

(3)	Pursuant to a Voting Agreement, Mr. Bai is being named as a Director of the Company.

5

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiaohang Bai (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 125,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 125,000,000 (2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.67%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Bai is the Chief Investment Officer of Allied, and as such may be deemed to have shared dispositive power over the shares held by King Apex II and King Apex III.

(3)	Pursuant to a Voting Agreement, Mr. Bai is being named as a Director of the Company.

6

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Siyu Lan (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 125,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 125,000,000 (2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.67%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Ms. Lan is the Chief Financial Officer of Allied, and as such may be deemed to have shared dispositive power over the shares held by King Apex II and King Apex III.

(3)	Pursuant to a Voting Agreement, Ms. Lan is being named as a Director of the Company.

7

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lu Lingyun (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 95,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 95,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.91%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Lingyun is an investor in King Apex II, and as such may be deemed to have shared dispositive power over the shares held by King Apex II.

8

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wu Jianping (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 95,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 95,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.91%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Jianping is an investor in King Apex II, and as such may be deemed to have shared dispositive power over the shares held by King Apex II.

9

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chen Yue (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 95,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 95,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.91%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Yue is an investor in King Apex II, and as such may be deemed to have shared dispositive power over the shares held by King Apex II.

10

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Di (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 95,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 95,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.91%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Di is an investor in King Apex II, and as such may be deemed to have shared dispositive power over the shares held by King Apex II.

11

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lan Guangming (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 100,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 100,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.54%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Guangming is an investor in King Apex III, and as such may be deemed to have shared dispositive power over the shares held by King Apex III.

12

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chen Zeyi (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 100,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 100,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.54%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Zeyi is an investor in King Apex III, and as such may be deemed to have shared dispositive power over the shares held by King Apex III.

13

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liu Wei (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 100,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 100,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.54%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Wei is an investor in King Apex III, and as such may be deemed to have shared dispositive power over the shares held by King Apex III.

14

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhou Qiaoqi (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 100,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 100,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.54%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Qiaoqi is an investor in King Apex III, and as such may be deemed to have shared dispositive power over the shares held by King Apex III.

15

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jiang Lei (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 100,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 100,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.54%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

(2)	Mr. Lei is an investor in King Apex III, and as such may be deemed to have shared dispositive power over the shares held by King Apex III.

16

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Reven Housing REIT, Inc., a Colorado corporation (the “Company”). The address of the principal executive office of the Company is 7911 Herschel Avenue, Suite 201, La Jolla, CA 92037.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed on behalf of Allied Fortune (HK) Management Limited, a company formed under the laws of the British Virgin Islands (“Allied”), King Apex Group Holdings II Limited, a company formed under the laws of the British Virgin Islands (“King Apex II”), King Apex Group Holdings III Limited, a company formed under the laws of the British Virgin Islands (“King Apex III”), Xiaofan Bai, an individual (“Xiaofan Bai”), Xiaohang Bai, an individual (“Xiaohang Bai”), Siyu Lan, an individual (“Lan”), Lu Lingyun, an individual (“Lingyun”), Wu Jianping, an individual (“Jianping”), Chen Yue, an individual (“Yue”), Sun Di, an individual (“Di”), Lan Guangming, an individual (“Guangming”), Chen Zeyi, an individual (“Zeyi”), Liu Wei, an individual (“Wei”), Zhou Qiaoqi, an individual (“Qiaoqi”), and Jiang Lei, an individual (“Lei”). Collectively, Allied, King Apex II, King Apex III, Xiaofan Bai, Xiaohang Bai, Lan, Lingyun, Jianping, Yue, Di, Guangming, Zeyi, Wei, Qiaoqi, and Lei are referred to as the “Reporting Persons,” or individually as a “Reporting Person.”

(b) The principal business address for Allied, King Apex II, King Apex III, Xiaofan Bai, Xiaohang Bai, and Lan is 28C, 500 Zhangyang Road, Shanghai, China 200120. The principal business address for Lingyun is No 8, Tianhe Road, Shanghai, China. The principal business address for Jianping is Room 1103, No 999, North Zhongshan RD, Shanghai, China. The principal business address for Yue is Room 1401, No 81,South Qinzhou Road, Shanghai, China. The principal business address for Di is Room 401, No 7, Lane 1260, Daduhe Road, Shanghai, China. The principal business address for Guangming is 231 Jiucaiyuan Road, Furong District, Changsha, China. The principal business address for Zeyi is Room 2501, No 167, Jianging Road, Shanghai, China. The principal business address for Wei is Room 2501, No 168, Jianging Road, Shanghai, China. The principal business address for Qiaoqi is No 415, Lane 2731, Hunan Road, Shanghai, China. The principal business address for Lei is Floor 5, No 500, West Tianmu Road, Shanghai, China.

(c) The principal business of Allied, King Apex II, and King Apex III is investment. Xiaofan Bai is the Chief Executive Officer and Chairman of the Board of Allied, and he will be nominated as a Director of the Company. Xiaohang Bai is the Chief Investment Officer of Allied, and he will be nominated as a Director of the Company. Lan is the Chief Financial Officer of Allied, and he will be nominated as a Director of the Company. Lingyun, Jianping and Yue are private investors. Di is an officer with China Pacific Insurance (Group) Co. Guangming is an officer of Changsha Construction & Land Investment Co. Zeyi is an officer of Tongsheng Trading Co., a manufacturer and exporter. Wei is a private investor. Qiaoqi is an officer of Allied. Lei is an officer of China Industrial Bank.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Allied, King Apex II and King Apex III are British Virgin Islands companies. Xiaofan Bai is a citizen of Australia. Xiaohang Bai, Lan, Lingyun, Jianping, Yue, Di, Guangming, Zeyi, Wei, Qiaoqi, and Lei are citizens of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares reported herein were acquired in connection with a transaction entered into between King Apex II, King Apex III and the Company on September 27, 2013 (the “Transaction”), including (i) a Stock Purchase Agreement (the “Stock Purchase Agreement”) filed herewith as Exhibit 1; (ii) Voting Agreement (the “Voting Agreement”) filed herewith as Exhibit 2; and (iii) Investor Lock-Up Agreements (each, a “Lock-Up Agreement”) filed herewith as Exhibits 3 and 4.

The descriptions of the Stock Purchase Agreement, the Voting Agreement and the Lock-Up Agreement set forth in this Statement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Pursuant to the Stock Purchase Agreement, King Apex II acquired 25,000,000 Shares for an aggregate of $5,000,000 and King Apex III acquired 30,000,000 Shares for an aggregate of $6,000,000. Pursuant to the Stock Purchase Agreement, King Apex II and King Apex III have the right at any time prior to December 31, 2013, to acquire up to an additional 70,000,000 Shares for $0.20 per Share or an aggregate of $14,000,000.

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ITEM 4. PURPOSE OF TRANSACTION

This Statement is filed due to the acquisition by King Apex II and King Apex III (together, the “Investors”) of Shares of the Company effective September 27, 2013, and the appointment of Xiaofan Bai, Xiaohang Bai, and Lan, to the Board of Directors of the Company effective 10 days after the Company files a Schedule 14F-1 regarding the change in the majority of the Company’s Board of Directors. Xiaofan Bai, Xiaohang Bai, and Lan have significant control over Allied, which provides management services to the Investors. The Reporting Persons have been informed that the Securities and Exchange Commission (“SEC”) takes the position that the presence of a joint member of the Boards of Directors of both a Reporting Person and the Company creates a presumption that the Reporting Persons hold the Shares with the purpose, or with the effect, of changing or influencing the control of the Company. This presumption necessitates reporting the transactions described herein on a Schedule 13D.

Pursuant to the Voting Agreement, the Investors and Chad M. Carpenter, the Company’s Chairman, Chief Executive Officer and significant shareholder (“Carpenter”), pursuant to which they agreed to vote their shares to elect four members of the Board of Directors of the Company as designated by the majority-in-interest of the investors under the Stock Purchase Agreement (the “Investor Designees”) and two members of the Board of Directors of the Company as designated by Carpenter (the “Carpenter Designees”). The Voting Agreement further provides that one of the Carpenter Designees shall be the Company’s Chief Executive Officer. The Voting Agreement will terminate upon the earlier of (i) the closing date of the Company’s first public offering of shares of its Common Stock; (ii) upon the approval by the Company’s Board of Directors to apply for listing of the Company’s Common Stock on the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the NYSE Euronext or the New York Stock Exchange; or (iii) the agreement by Carpenter and a majority-in-interest of the investors under the Stock Purchase Agreement.

Pursuant to the Lock-Up Agreement, each of the Investors agreed that it will not transfer or dispose of any of the Shares issued under the Stock Purchase Agreement without the consent of Carpenter, except that the Investors may transfer Shares in one or more private transactions to a bona fide third-party purchaser not conducted through the principal trading exchange or market for the Company’s Common Stock, provided that (A) the sale and transfer is effected in accordance with any applicable securities laws, and if requested by the Company, the undersigned shall have delivered an opinion of counsel reasonably acceptable to the Company to that effect, and (B) the proposed transferee agrees in writing that the provisions of this Lock-Up Agreement shall continue to apply to the transferred Shares in the hands of such proposed transferee.

The descriptions of the Stock Purchase Agreement, the Voting Agreement and the Lock-Up Agreement set forth in this Statement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

The Shares acquired by the Reporting Persons in the Transaction (defined below) were acquired for investment. The Reporting Persons intend to continually review the Company’s business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to investment in the Company as is deemed appropriate in light of the circumstances existing from time to time.

Except to the extent Item 3 and this Item 4 may be deemed a plan or proposal, none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the date hereof, the Reporting Persons may be deemed to beneficially own 125,000,000 Shares, or 90.67% of the Shares. These figures include the right to acquire (prior to December 31, 2013) approximately 70,000,000 Shares which may be issued for $0.20 per Share. The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that 67,860,880 Shares were outstanding the date of this Statement, which number of outstanding Shares was provided to the Reporting Persons by the Company and to which the Reporting Persons added the 70,000,000 Shares which are issuable under the Stock Purchase Agreement.
(b)	Each of the Reporting Persons (i) shares the power to vote or direct the vote of 125,000,000 Shares to which this Statement relates, (ii) has the sole power to vote or direct the vote of 0 Shares to which this Statement relates, (iii) shares the power to dispose or direct the disposition of the 125,000,000 Shares to which this Statement relates, and (iv) has the sole power to dispose or direct the disposition of 0 Shares to which this Statement relates.

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(c)	Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Persons have not effected any transaction relating to the Company’s Shares during the past 60 days.

(d)	Other than as set forth in Item 5(a) of this Statement, which is hereby incorporated by reference in this Item 5(d), to the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ Shares.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Items 1, 2, 3, 4, and 5 of this Statement, which are hereby incorporated by reference in this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Stock Purchase Agreement dated September 27, 2013 among Allied, King Apex II, King Apex III and the Company

Exhibit 2 Voting Agreement dated September 27, 2013 among Allied, King Apex II, King Apex III and the Company

Exhibit 3 Lock-Up Agreement dated September 27, 2013 between King Apex II and the Company

Exhibit 4 Lock-Up Agreement dated September 27, 2013 between King Apex III and the Company

Exhibit 5 Joint Filing Agreement dated as of October 7, 2013 among Allied, King Apex II, and King Apex III

 Exhibit 6 Power of Attorney

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 17, 2013

/s/ Xiaofan Bai
XIAOFAN BAI

ALLIED FORTUNE (HK) MANAGEMENT LIMITED

By: /s/ Xiaofan Bai
Xiaofan Bai, CEO

KING APEX GROUP HOLDINGS II LIMITED

By: /s/ Xiaofan Bai
Xiaofan Bai, CEO

KING APEX GROUP HOLDINGS III LIMITED

By: /s/ Xiaofan Bai
Xiaofan Bai, CEO

/s/ Xiaofan Bai*
Xiaohang Bai

/s/ Xiaofan Bai*
SIYU LAN

/s/ Xiaofan Bai*
Lu Lungyun

/s/ Xiaofan Bai*
WU JIANPING

/s/ Xiaofan Bai*
CHEN YUE

/s/ Xiaofan Bai*
SUN DI

/s/ Xiaofan Bai*
LAN GUANGMING

/s/ Xiaofan Bai*
CHEN ZEYI

/s/ Xiaofan Bai*
LIU WEI

/s/ Xiaofan Bai*
ZHOU QIAOQUI

/s/ Xiaofan Bai*
JIANG LEI

* Executed by Xiaofan Bai pursuant to Power of Attorney

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Exhibit 1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is dated as of September 27, 2013 (the “Effective Date”), by and among Reven Housing REIT, Inc., a Colorado corporation (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

R E C I T A L S

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, shares of the Common Stock of the Company as more fully described in this Agreement.

A G R E E M E N T

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

Article I
DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings indicated in this Section 1.1:

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 144 under the Securities Act. With respect to a Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Purchaser will be deemed to be an Affiliate of such Purchaser.

“Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States.

“Closing” means the Closing of the purchase and sale of the Shares pursuant to Section 2.1.

“Closing Date” means the Trading Day when all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the applicable Shares have been satisfied or waived.

“Commission” or “SEC” means the U.S. Securities and Exchange Commission.

“Common Stock” means the common stock of the Company, par value $0.001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed into.

“Company Counsel” means Greenberg Traurig, LLP.

“Company Joint Signature Account” means the City National Bank Reven Housing REIT, Inc. Business Savings account.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered in connection with the Closing.

Exhibit 1 - 1

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Loans” means those certain convertible promissory notes issued by the Company to Chad M. Carpenter and other investors, copies of which have been delivered by the Company to the Purchasers, as more particularly described in Schedule 3.1(g)(ii).

“GAAP” shall have the meaning ascribed to such term in Section 3.1(h).

“Governmental Authority” means any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, or any court of the United States of America or any political subdivision thereof, or of any other country.

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(o).

“Knowledge” means the actual knowledge of Chad M. Carpenter or Michael P. Soni, after reasonable due inquiry.

“Liens” means a lien, charge, mortgage, claim, security interest, pledge, restriction, equitable interest, option, easement, exception to title of any kind, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Per Share Purchase Price” equals $0.20, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h).

“Shares” means up to 125,000,000 shares of Common Stock issued or issuable to the Purchasers pursuant to this Agreement.

“Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for Shares purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount”, in United States Dollars and in immediately available funds.

“Subsidiary” means any subsidiary of the Company as set forth on Schedule 3.1(a).

“Trading Day” means a day on which the Common Stock is traded on a Trading Market.

Exhibit 1 - 2

“Trading Market” means the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the OTC Markets, including the Bulletin Board and Pink Sheets, the NYSE Euronext or the New York Stock Exchange, whichever is at the time the principal trading exchange or market for the Common Stock.

“Transaction Documents” means this Agreement, the Voting Agreement and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Voting Agreement” means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit A attached to this Agreement.

Article II
PURCHASE AND SALE

2.1 Closing.

(a) Upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and each Purchaser agrees to purchase, severally and not jointly, the number of Shares set forth on each respective Purchaser’s signature page attached hereto, for the Subscription Amount set forth thereon, which in the aggregate shall equal 55,000,000 Shares. On the Initial Closing Date (the “Initial Closing Date”), each Purchaser shall deliver to the Company, via wire transfer or a certified check, immediately available funds equal to their Subscription Amount, and the Company shall deliver to each Purchaser their respective Shares to be issued at the Initial Closing (the “Initial Closing”). Upon satisfaction of the conditions set forth in Sections 2.2 and 2.3, the Initial Closing shall occur at the offices of Company Counsel, or such other location as the parties shall mutually agree.

(b) In addition to the Initial Closing pursuant to Section 2.1(a) above, the Company and the Purchasers agree that the Purchasers, and any one of the Purchasers, may purchase in their sole discretion up to an aggregate of 70,000,000 of Shares at the Per Share Purchase Price (up to $14,000,000) in a subsequent closing or series of subsequent closings (each, a “Subsequent Closing”); provided that such Subsequent Closing(s) occur on or before December 31, 2013, on the same terms and conditions as set forth herein, and provided further that the Articles Amendment (as defined in Section 3.1(g)(iii)) of this Agreement is duly adopted by the Company’s Board of Directors and shareholders and filed with the Secretary of State of Colorado.

2.2 Deliveries.

(a) On or prior to the Initial Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) the Transaction Documents duly executed by the Company;

(ii) a copy, certified by the Secretary of the Company to be true, complete and correct as of the Initial Closing Date, of the resolutions of the Board of Directors of the Company authorizing and approving the transactions contemplated hereby;

(iii) a certificate of good standing, or equivalent certificate, for the Company issued by the Colorado Secretary of State, dated within ten (10) Business Days of the Initial Closing Date;

(iv) a copy of the irrevocable instructions to the Company’s transfer agent instructing the transfer agent to deliver, on an expedited basis, certificates evidencing the Shares purchased by each Purchaser hereunder registered in the name of each Purchaser; and

(v) The President or Chief Executive Officer of the Company shall deliver to the Purchasers a certificate certifying that the conditions specified in Sections 2.3(b)(i) and (ii) have been fulfilled.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

Exhibit 1 - 3

(i) the Transaction Documents duly executed by such Purchaser; and

(ii) such Purchaser’s Subscription Amount by wire transfer or cashier’s check to the Company Joint Signature Account.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Initial Closing are subject to the following conditions being met:

(i) the accuracy in all material respects when made and on the Closing Date of the representations and warranties of the Purchasers contained herein;

(ii) all obligations, covenants and agreements of the Purchasers required to be performed at or prior to the Initial Closing Date shall have been performed;

(iii) the delivery by the Purchasers of the items set forth in Section 2.2(b) of this Agreement; and

(iv) the execution of a lock-up agreement with respect to the Shares issued or issuable to the Purchasers by and among the Company and the Purchasers, in substantially the form attached hereto as Exhibit B.

(b) The respective obligations of the Purchasers hereunder in connection with the Initial Closing are subject to the following conditions being met:

(i) the accuracy in all material respects when made and on the Closing Date of the representations and warranties of the Company contained herein;

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Initial Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv) the conversion or the repayment of all Existing Loans;

(v) all authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Initial Closing, except for such as may be properly obtained subsequent to the Initial Closing;

(vi) as of the Initial Closing, the authorized size of the Board of Directors shall be six (6), and four (4) representatives nominated by the Purchasers, who shall initially be Xiaofan Bai, Guojuan Chen, Siyu Lan and Xiaohang Bai, shall have been appointed to the Board of Directors of the Company, which appointment shall be effective upon 10 days after the filing by the Company of a Schedule 14F-1 regarding the change in the majority of the Board of Directors;

(vii) all corporate and other proceedings in connection with the transactions contemplated at the Initial Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchasers, and the Purchasers shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates; and

(viii) the execution of a lock-up agreement with respect to the shares of the Company’s capital stock beneficially owned by Chad M. Carpenter by and among the Purchasers and Chad M. Carpenter, in substantially the form attached hereto as Exhibit C.

(c) The respective obligations of the Purchasers hereunder in connection with each Subsequent Closing are subject to the following conditions being met:

Exhibit 1 - 4

(i) No Material Adverse Effect shall have occurred;

(ii) The President or Chief Executive Officer of the Company shall deliver to the Purchaser a certificate certifying that the condition specified in Section 2.3(c)(i) has been fulfilled;

(iii) the accuracy in all material respects when made and at the applicable Subsequent Closing of the representations and warranties of the Company contained herein; and

(iv) the approval and adoption of the Articles Amendment by the Company’s Board of Directors and shareholders and the filing thereof with the Secretary of State of Colorado.

Article III
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth under the corresponding section of the disclosure schedules delivered to the Purchasers concurrently herewith (the “Disclosure Schedules”) which Disclosure Schedules shall be deemed a part hereof, the Company hereby makes the representations and warranties set forth below to each Purchaser as of the Closing and each Subsequent Closing:

(a) Subsidiaries. All of the direct and indirect subsidiaries of the Company are set forth on Schedule 3.1(a). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith other than in connection with the Required Approvals. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

Exhibit 1 - 5

(d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company, the issuance and sale of the Shares and the consummation by the Company of the other transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than (i) the approvals and the Articles Amendment described in Section 3.1(g)(iii) of this Agreement and (ii) the filing of Form D with the Commission and such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).

(f) Issuance of the Shares. The Shares issuable on the Initial Closing are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Shares issuable on any Subsequent Closing, upon the approval by the Company’s Board of Directors and its shareholders of the Articles Amendment and the filing thereof with the Secretary of State of Colorado, will be duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions provided for in the Transaction Documents. The Company has reserved from its duly authorized capital stock all of the Shares issuable in the Initial Closing pursuant to this Agreement. Assuming the accuracy of the representations of the Purchasers in Section 3.2 of this Agreement and subject to the Required Approvals, the Shares will be issued in compliance with all applicable federal and state securities laws.

(g) Capitalization.

(i) The Company’s authorized capital stock, as of the date of this Agreement, consists of 100,000,000 shares of Common Stock, $0.001 par value per share, of which 8,350,000 shares are issued and outstanding, and 25,000,000 shares of Preferred Stock, $0.001 par value per share, of which none are issued and outstanding.

(ii) The Company has reserved 9,782,640 shares of its Common Stock for issuance upon the exercise of options, warrants or any other securities that are exercisable or exchangeable for, or convertible into, Common Stock. All of the issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable and have been issued in compliance with applicable laws, including, without limitation, applicable federal and state securities laws. Except as set forth on Schedule 3.1(g)(ii), there are no outstanding options, warrants or other rights of any kind to acquire any additional shares of capital stock of the Company or securities exercisable or exchangeable for, or convertible into, capital stock of the Company, nor is the Company committed to issue any such option, warrant, right or security. The Company is not a party to any agreement granting any stockholder of the Company the right to cause the Company to register shares of the capital stock of the Company held by such stockholder under the Securities Act.

(iii) No further approval or authorization of any stockholder, the Board of Directors of the Company or others is required for the issuance and sale of the Shares; provided, however, in the event that the Purchasers, or any of the Purchasers, elect to subscribe for additional Shares in a Subsequent Closing pursuant to Section 2.1(b) of this Agreement, then the Board of Directors of the Company and the shareholders of the Company will need to approve and adopt an amendment to the Company’s Articles of Incorporation to increase its authorized capital stock in an amount sufficient to accommodate the issuance of the additional Shares in any Subsequent Closing (the “Articles Amendment”). There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

Exhibit 1 - 6

(h) SEC Reports; Financial Statements. The Company has filed all reports, registration statements, definitive proxy statements, schedules, forms and other documents, and all amendments thereto and supplements thereof required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the period commencing January 1, 2013 through the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. Except as set forth on Schedule 3.1(h), as of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth on Schedule 3.1(h), the financial statements of the Company included in the SEC Reports (the “Financial Statements”) complied in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Except as set forth on Schedule 3.1(h), such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments, and are consistent with the books and records of the Company. The Company does not have any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, except for liabilities expressly specified in the Financial Statements (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law).

(i) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report or as set forth on Schedule 3.1(i), (i) there has been no event, occurrence or development that has had or that could reasonably be expected by the Company to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans, (vi) there has not been any sale or disposition of any material asset of the Company, and (vii) there has not been the incurrence or commitment to incur any liability individually on in the aggregate material to the Company. The Company does not have pending before the Commission any request for confidential treatment of information.

(j) Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the Knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which, if determined adversely to the Company could have, individually or in the aggregate, a Material Adverse Effect or which materially adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Shares. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k) Compliance. The Company has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of all Governmental Authorities, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against the Company alleging any failure so to comply. To the Company’s knowledge, neither the Company, nor any officer, director, employee, consultant or agent of the Company has made, directly or indirectly, any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to any governmental official, customer or supplier for the purpose of influencing any official act or decision of such official, customer or supplier or inducing him, her or it to use his, her or its influence to affect any act or decision of a Governmental Authority or customer, under circumstances which could subject the Company or any officers, directors, employees or consultants of the Company to administrative or criminal penalties or sanctions.

Exhibit 1 - 7

(l) Title to Assets. Except as set forth on Schedule 3.1(l), the Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to the business of the Company and the Subsidiaries and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

(m) Certain Fees. Except for fees payable to Ernst Young Capital Advisors, LLC and Silver Portal Capital, LLC, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents as a result of any action taken by the Company or its Affiliates.

(n) Private Placement. Assuming the accuracy of the Purchasers representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchasers as contemplated hereby.

(o) Listing and Maintenance Requirements. The Company’s Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(p) Adverse Officer and Director Information. During the past five (5) year period, neither the Company nor, to its Knowledge, any of its executive officers, members of executive management or directors, nor any Person intended to be nominated by the Company to become an executive officer, member of executive management or director of the Company or any Subsidiary, has been the subject of:

(i) a petition under the federal bankruptcy laws or any other insolvency or moratorium law or has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of the Company or such Person, or any partnership in which the Company or any such Person was a general partner at or within two (2) years before the time of such filing, or any corporation or business association of which the Company or any such Person was an executive officer at or within two (2) years before the time of such filing;

(ii) a conviction in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations which do not relate to driving while intoxicated or driving under the influence);

(iii) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining the Company or any such Person from, or otherwise limiting (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other Person regulated by the United States Commodity Futures Trading Commission or the SEC or an associated Person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, real estate broker, or as an affiliated Person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice, including but not limited to the buying, selling and/or brokering of real estate or real estate related securities; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal, state or other securities laws or commodities laws;

(iv) a finding by a court of competent jurisdiction in a civil action or by the SEC to have violated any securities law, regulation or decree and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended or vacated; or

Exhibit 1 - 8

(v) a finding by a court of competent jurisdiction in a civil action or by the United States Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding has not been subsequently reversed, suspended or vacated.

(q) Disclosure. All disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company, its business and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, with respect to the representations and warranties made herein are true and correct with respect to such representations and warranties and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There is no fact known to the Company or any Subsidiary or that the Company or any Subsidiary should know after having made all reasonable inquiries (other than conditions known to the public generally) that has not been disclosed in writing to the Purchasers that would reasonably be expected to have or result in a Material Adverse Effect.

(r) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Shares to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(s) No General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Shares by any form of general solicitation or general advertising. The Company has offered the Shares for sale only to the Purchasers and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

(t) Confirmation. The Company agrees that, if, to the Knowledge of the Company, any events occur or circumstances exist prior to the consummation of all Subsequent Closings which would make any of the Company’s representations or warranties set forth herein materially untrue or materially inaccurate as of such date, the Company shall immediately notify the Purchasers in writing prior to such date of such events or circumstances, specifying which representations or warranties are affected and the reasons therefor.

3.2 Representations and Warranties of the Purchasers. Each Purchaser hereby, for itself and for no other Purchaser, represents and warrants as of the date hereof and as of the Closing Date to the Company as follows:

(a) Organization; Authority. Such Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate or partnership power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution, delivery and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Own Account. Such Purchaser understands that the Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling such Shares or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Shares in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Shares (this representation and warranty not limiting such Purchaser’s right to sell the Shares pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws) in violation of the Securities Act or any applicable state securities law. Such Purchaser is acquiring the Shares hereunder in the ordinary course of its business.

Exhibit 1 - 9

(c) Purchaser Status. At the time such Purchaser was offered the Shares, it was, and at the date hereof it is, an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act. Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

(d) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

(e) General Solicitation. Such Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(f) Access to Information. Such Purchaser acknowledges that it has received and had the opportunity to review (i) copies of the SEC Reports, and (ii) the Company’s Private Placement Memorandum dated August, 2013, and all exhibits thereto. Such Purchaser further acknowledges that it or its representatives have been afforded (iii) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Shares; (iv) access to information about the Company and the Company’s financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment in the Shares; and (v) the opportunity to obtain such additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the SEC Reports.

(g) Restrictions on Shares. Such Purchaser understands that the Shares have not been registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred except (a) pursuant to an exemption from registration under the Securities Act or pursuant to an effective registration statement in compliance with Section 5 under the Securities Act and (b) in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Article IV
OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions. The Shares may only be disposed of in compliance with state and federal securities laws.

(a) In connection with any transfer of Shares other than pursuant to an effective registration statement or Rule 144, the Company may require the transferor thereof to provide to the Company an opinion of counsel to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act.

(b) The Purchasers agree to the imprinting, so long as is required by this Section 4.1(b), of a legend on any of the Shares in the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND ARE “RESTRICTED SECURITIES” AS THAT TERM IS DEFINED IN RULE 144 UNDER THE SECURITIES ACT. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL TO THE ISSUER.

4.2 Furnishing of Information. As long as any Purchaser owns Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. As long as any Purchaser owns Shares, if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the Purchasers and make publicly available in accordance with Rule 144(c) such information as is required for the Purchasers to sell the Shares under Rule 144. The Company further covenants that it will take such further action as any holder of Shares may reasonably request, to the extent required from time to time to enable such Person to sell such Shares without registration under the Securities Act within the requirements of the exemption provided by Rule 144.

Exhibit 1 - 10

4.3 Insurance As soon as practicable after the Closing, the Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, directors & officers, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

4.4 Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, convey or otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired, whether in a single transaction or a series of related transactions, other than (i) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights supported by fair market value consideration as determined in the reasonable discretion of the board of directors or the Chief Executive Officer of the Company or its Subsidiary, as the case may be, or (ii) sales of inventory in the ordinary course of business.

4.5 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Purchasers or that would be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.6 Securities Laws Disclosure; Publicity. The Company shall, within one Trading Day of the Closing Date, issue a press release disclosing the material terms of the transactions contemplated hereby and shall file a Current Report on Form 8-K, which shall attach the Transaction Documents thereto by the fourth Business Day following the Closing Date. The Company agrees to provide the Purchasers an opportunity to review and comment on the press release prior to its issuance. The Purchasers shall not issue any such press release or otherwise make any such public statement without the prior consent of the Company.

4.7 Use of Proceeds. The Company shall use the net proceeds from the sale of the Shares hereunder in accordance with the Operating Budget as set forth on Schedule 4.7 of the Disclosure Schedule.

4.8 Delivery of Shares After Closing. The Company shall deliver, or cause to be delivered, the respective Shares purchased by each Purchaser to such Purchaser within 3 Trading Days of the Closing Date.

4.9 Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Shares as required under Regulation D and to provide a copy thereof, promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Shares for, sale to the Purchasers at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.

Article V
MISCELLANEOUS

5.1 Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

5.2 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede and replace in their entirety all prior and contemporaneous agreements, discussions, negotiations and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the 2nd Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

Exhibit 1 - 11

5.4 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchasers holding not less than 51% of the Shares then outstanding or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

5.5 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. Neither the Company nor any Purchasers may assign this Agreement or any rights or obligations hereunder without the prior written consent of each the other party (other than by merger).

5.7 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.8 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in Los Angeles County, California. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

5.9 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Shares.

5.10 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.12 Replacement of Shares. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Shares.

Exhibit 1 - 12

5.13 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents.

5.14 Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto.

(Signature Pages Follow)

Exhibit 1 - 13

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

REVEN HOUSING REIT, INC. By: /s/ Chad M. Carpenter Chad M. Carpenter, Chief Executive Officer	Address for Notice: 7911 Herschel Avenue Suite 201 La Jolla, CA 92037

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASER FOLLOWS]

Exhibit 1 - 14

[PURCHASER SIGNATURE PAGES TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Stock Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:	King Apex Group Holdings II Limited

Signature of Authorized Signatory of Purchaser:	/s/ Bai Xiaofan

Name of Authorized Signatory:	Bai Xiaofan

Title of Authorized Signatory:	Chief Executive Officer

Email Address of Purchaser:	baixiaofan@alliedfortune.com

Fax Number of Purchaser:

Address for Notice of Purchaser:

28C, 500 Zhangyang Rd, Shanghai, China

Address for Delivery of Shares for Purchaser (if not same as above):

Subscription Amount: USD5,000,000

Shares: 25,000,000

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

Exhibit 1 - 15

[PURCHASER SIGNATURE PAGES TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Stock Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:	King Apex Group Holdings III Limited

Signature of Authorized Signatory of Purchaser:	/s/ Bai Xiaofan

Name of Authorized Signatory:	Bai Xiaofan

Title of Authorized Signatory:	Chief Executive Officer

Email Address of Purchaser:	baixiaofan@alliedfortune.com

Fax Number of Purchaser:

Address for Notice of Purchaser:

28C, 500 Zhangyang Rd, Shanghai, China

Address for Delivery of Shares for Purchaser (if not same as above):

Subscription Amount: USD6,000,000

Shares: 30,000,000

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

Exhibit 1 - 16

Exhibit 2

REVEN HOUSING REIT, INC.

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made as of September 27, 2013 by and among Reven Housing REIT, Inc., a Colorado corporation (the “Company”), the persons and entities listed on Exhibit A attached hereto (each an “Investor,” and collectively the “Investors”), and the person listed on Exhibit B hereto ( “Founder”). The Founder and the Investors are referred to herein collectively as the “Voting Parties.”

Whereas, the Company proposes to sell shares of the Company’s Common Stock to the Investors pursuant to the Stock Purchase Agreement (the “Purchase Agreement”) of even date herewith (the “Financing”); and

Whereas, the Financing contemplates that the Investors shall be entitled to nominate and elect four (4) directors (the “Investors Directors”) and the Founder shall be entitled to nominate and elect two (2) directors (the “Founder Directors”); and

Whereas, as a condition to the Financing, the Voting Parties have agreed to enter into this Agreement.

Now, Therefore, in consideration of the mutual promises and covenants herein contained, and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1. Shares. During the term of this Agreement, the Voting Parties each agree to vote all shares of the Company’s voting securities now or hereafter owned by them, whether beneficially or otherwise, or as to which they have voting power (the “Shares”) in accordance with the provisions of this Agreement.

2. Election of Boards of Directors

(a) Voting. During the term of this Agreement, each Voting Party agrees to vote all Shares in such manner as may be necessary to elect (and maintain in office) as members of the Company’s Board of Directors the following individuals:

(i) The four (4) Investors Designees (as defined below) as the Investors Directors; and

(ii) The two (2) Founder Designees (as defined below) as the Founder Directors.

(b) Designation of Directors. The designees to the Company’s Board of Directors described above (each a “Designee”) shall be selected as follows:

(i) The four (4) “Investors Designees” shall be chosen by a majority-in-interest of the Investors.

(ii) The two (2) “Founder Designees” shall be chosen by a majority-in-interest of the Founder; provided, however, that one of the Founder Designees shall be the Company’s Chief Executive Officer. Such approval shall take the form of a notice signed by a majority-in-interest of the Founder; provided, however, that if no such notice has been delivered to the Secretary of the Company within ten days prior to any regular or special meeting of stockholders or five days after receiving an Action by Written Consent, the Secretary of the Company shall deliver a ballot to Founder. Such ballot shall contain the nominee or nominees of Founder, the names of which were delivered to the Secretary prior to the mailing of the ballot, Directors and shall contain instructions that Founder is to complete and return such ballot to the Secretary of the Company within five days of the effective date of such notice.

(c) Current Designees. For the purpose of this Agreement, the current directors of the Company shall be deemed to be the following Designees: (i) Chad M. Carpenter and Jon Haahr shall be deemed to be the Founder Designees, and (ii) Xiaofan Bai, Guojuan Chen, Siyu Lan and Xiaohang Bai shall be deemed to be the Investors Designees upon their election to the Board of Directors in connection with the Financing.

Exhibit 2 - 1

(d) Changes in Designees. From time to time during the term of this Agreement, Voting Parties who hold sufficient Shares to select a Designee pursuant to this Agreement may, in their sole discretion:

(i) notify the Company in writing of an intention to remove from the Company’s Board of Directors any incumbent Designee who occupies a Board seat for which such Voting Parties are entitled to designate the Designee; or

(ii) notify the Company in writing of an intention to select a new Designee for election to a Board seat for which such Voting Parties are entitled to designate the Designee (whether to replace a prior Designee or to fill a vacancy in such Board seat).

In the event of such an initiation of a removal or selection of a Designee under this section, the Company shall take such reasonable actions as are necessary to facilitate such removals or elections, including, without limitation, soliciting the votes of the appropriate stockholders, and the Voting Parties shall vote their Shares to cause: (a) the removal from the Company’s Board of Directors of the Designee or Designees so designated for removal; and (b) the election to the Company’s Board Directors of any new Designee or Designees so designated.

(e) Size of Board of Directors. During the term of this Agreement, each Voting Party agrees to vote all Shares to maintain the authorized number of members of the Board of Directors of the Company at six (6) directors.

3. Termination. This Agreement shall terminate upon the earlier of (i) the closing date of the Company’s first public offering of shares of its Common Stock after the effective date of this Agreement; (ii) upon the approval by the Company’s Board of Directors to apply for listing of the Company’s Common Stock on the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the NYSE Euronext or the New York Stock Exchange; or (iii) the agreement by the Founder and a majority-in-interest of the Investors, acting separately.

4. Additional Shares. In the event that subsequent to the date of this Agreement any shares or other securities (other than pursuant to a Change of Control Transaction) are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Company, such shares or securities shall be deemed to be Shares for purposes of this Agreement. “Change of Control Transaction” means either (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) that results in the voting securities of the Company outstanding immediately prior thereto failing to represent immediately after such transaction or series of transactions (either by remaining outstanding or by being converted into voting securities of the surviving entity or the entity that controls such surviving entity) a majority of the total voting power represented by the outstanding voting securities of the Company, such surviving entity or the entity that controls such surviving entity; or (b) a sale, lease or other conveyance of all or substantially all of the assets of the Company.

5. Restrictive Legend. Each certificate representing any of the Shares subject to this Agreement shall be marked by the Company with a legend reading as follows:

“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT (A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER) AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON HOLDING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT.”

6. Miscellaneous

(a) Certain Definitions. Shares “held” by a Voting Party shall mean any Shares directly or indirectly owned (of record or beneficially) by such Voting Party or as to which such Voting Party has voting power. “Vote” shall included any exercise of voting rights whether at an annual or special meeting or by written consent or in any other manner permitted by applicable law. A “majority-in-interest” of either the Founder or the Investors (each, a “Group”) shall mean the holders of a majority of the Common Stock (determined on an as-converted basis) then held by such Group.

Exhibit 2 - 2

(b) Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, e-mailed, mailed, or delivered to each party as follows: (i) if to a Voting Party, at such Voting Party’s address, facsimile number or e-mail address set forth in the Company’s records, or at such other address, facsimile number or e-mail address as such Investor shall have furnished the Company in writing, or (ii) if to the Company, at 7911 Herschel Avenue, Suite 201, (858) 459-4000, Attn: Chief Executive Officer, or at such other address or contact information as the Company shall have furnished to the Voting Parties in writing. All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile or e-mail (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid. Each Investor agrees that such notice may be given by facsimile or by electronic mail. In the event of any conflict between the Company’s books and records and this Agreement or any notice delivered hereunder, the Company’s books and records will control absent fraud or error.

(c) Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. The Company shall not permit the transfer of any Shares on its books or issue a new certificate representing any Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person was a Voting Party hereunder.

(d) Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of California as applied to agreements entered into among California residents to be performed entirely within California, without regard to principles of conflicts of law.

(e) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

(f) Further Assurances. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and so all such other acts and things as may be necessary to more fully effectuate this Agreement.

(g) Entire Agreement. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

(h) No Grant of Proxy. This Agreement does not grant any proxy and should not be interpreted as doing so. Nevertheless, should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

(i) Not a Voting Trust. This Agreement is not a voting trust governed by Section 706(b) of the California Corporations Code and should not be interpreted as such.

(j) Specific Performance. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

(k) Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company, the Founder and a majority-in-interest of Investors; provided, however, that Investors purchasing Shares under the Stock Purchase Agreement after the Initial Closing (as defined in the Purchase Agreement) may become parties to this Agreement without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Voting Party; and provided, further, that if any amendment, waiver, discharge or termination operates in a manner that treats any Investor different from other Investors, the consent of such Investor shall also be required for such amendment, waiver, discharge or termination. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each Voting Party that has entered into this voting agreement. Each Voting Party acknowledges that by the operation of this paragraph, the holders of a majority of the Shares held by the Founder and the holders of a majority of the Shares held by the Investors will have the right and power to diminish or eliminate all rights of such Voting Party under this Agreement.

Exhibit 2 - 3

(l) No Waiver. The failure or delay by a party to enforce any provision of this Agreement will not in any way be construed as a waiver of any such provision or prevent that party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and will not constitute a waiver of either party’s right to assert any other legal remedy available to it.

(m) Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

(n) Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

[Signature Page Follows]

Exhibit 2 - 4

The parties have executed this Voting Agreement as of the date first above written.

REVEN HOUSING REIT, INC.,
a Colorado corporation

/s/ Chad M. Carpenter
Signature of Authorized Signatory

Chad M. Carpenter, Chief Executive Officer
Name and Title of Authorized Signatory

INVESTORS:

King Apex Group Holdings II Limited
Name of Investor

/s/ Bai Xiaofan
Signature of Authorized Signatory

Bai Xiaofan, Chief Executive Officer
Name and Title of Authorized Signatory

King Apex Group Holdings III Limited
Name of Investor

/s/ Bai Xiaofan
Signature of Authorized Signatory

Bai Xiaofan, Chief Executive Officer
Name and Title of Authorized Signatory

FOUNDER:

Chad M. Carpenter
Name of Founder

/s/ Chad M. Carpenter
Signature of Authorized Signatory

Chad M. Carpenter
Name and Title of Authorized Signatory

[SIGNATURE PAGE TO VOTING AGREEMENT]

Exhibit 2 - 5

Exhibit A

INVESTORS

King Apex Group Holdings II Limited

King Apex Group Holdings III Limited

Exhibit 2 - 6

Exhibit B

FOUNDER

Chad M. Carpenter

Exhibit 2 - 7

Exhibit 3

Lock-Up Agreement

September 27, 2013

Reven Housing REIT, Inc.

7911 Herschel Avenue, Suite 201

La Jolla, CA 92037

Attn: Chad M. Carpenter

RE:	Reven Housing REIT, Inc.

Dear Mr. Carpenter:

Reference is made to the Stock Purchase Agreement by and among Reven Housing REIT, Inc., a Colorado corporation (the “Company”), and the undersigned investor and certain other investors, of even date herewith (the “Purchase Agreement”). This letter agreement is being delivered pursuant to Section 2.3(a)(iv) of the Purchase Agreement. Capitalized terms not otherwise defined herein shall have the respective meanings assigned to them in the Purchase Agreement.

In order to induce the Company to sell and issue the shares of the Company’s common stock, par value $0.001 per share (the “Shares”), to the undersigned pursuant to the Purchase Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned hereby agrees that the undersigned will not, without the prior written approval of Chad M. Carpenter, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Shares held by the undersigned, including any securities acquired by the undersigned hereafter in respect of the Shares by way of dividends, stock splits, or other reclassification (collectively, the “Lock-Up Securities”), or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise. Notwithstanding the foregoing, in the event that the lock-up agreement dated of even date herewith among Mr. Carpenter and the Purchasers no longer applies to the Shares held by Mr. Carpenter, then the foregoing covenant and restrictions shall no longer apply to the undersigned. Notwithstanding anything contained herein to the contrary, the undersigned may transfer Lock-Up Securities (any transferred being the “Permitted Transfer Shares”) (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing to be bound by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees in writing to be bound by the restrictions set forth herein, and provided further, that any such transfer shall not involve a disposition for value, (iii) as part of a sale of 100% of the outstanding capital stock of the Company, or (iv) in one or more private transactions to a bona fide third-party purchaser not conducted through the Trading Market, provided that (A) the sale and transfer is effected in accordance with any applicable securities laws, and if requested by the Company, the undersigned shall have delivered an opinion of counsel reasonably acceptable to the Company to that effect, and (B) the proposed transferee agrees in writing that the provisions of this Lock-Up Agreement shall continue to apply to the transferred Shares in the hands of such proposed transferee.

Exhibit 3 - 1

Notwithstanding the foregoing, the Lock-Up Securities shall be released from the obligations and covenants set forth in the immediately foregoing paragraph, in accordance with the following schedule:

Release Milestones:	Amount to be Released:
6-month anniversary of the Closing Date	10% of all Lock-Up Securities, including Permitted Transfer Shares, if any
The earlier to occur of (i) the 2-year anniversary of the Closing Date or (ii) the closing date of the Company’s public offering of Common Stock, which together with all prior public offerings results in gross proceeds to the Company of no less than $250,000,000 on a cumulative basis	20% of all Lock-Up Securities, including Permitted Transfer Shares, if any
The earlier to occur of (i) the 4-year anniversary of the Closing Date or (ii) the closing date of the Company’s public offering of Common Stock, which together with all prior public offerings results in gross proceeds to the Company of no less than $400,000,000 on a cumulative basis	Balance of all remaining unreleased Lock-Up Securities, including Permitted Transfer Shares, if any

The undersigned also agrees and consents to the entry of stock transfer instructions with the Company’s transfer agent and/or registrar against the transfer of the Lock-Up Securities except in compliance with the terms of this agreement.

This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

Very truly yours,

KING APEX GROUP HOLDINGS II LIMITED

/s/ Bai Xiaofan, CEO________________________

_________________________________________

_________________________________________

[Name and address]

Exhibit 3 - 2

Exhibit 4

Lock-Up Agreement

September 27, 2013

Reven Housing REIT, Inc.

7911 Herschel Avenue, Suite 201

La Jolla, CA 92037

Attn: Chad M. Carpenter

RE:	Reven Housing REIT, Inc.

Dear Mr. Carpenter:

Reference is made to the Stock Purchase Agreement by and among Reven Housing REIT, Inc., a Colorado corporation (the “Company”), and the undersigned investor and certain other investors, of even date herewith (the “Purchase Agreement”). This letter agreement is being delivered pursuant to Section 2.3(a)(iv) of the Purchase Agreement. Capitalized terms not otherwise defined herein shall have the respective meanings assigned to them in the Purchase Agreement.

In order to induce the Company to sell and issue the shares of the Company’s common stock, par value $0.001 per share (the “Shares”), to the undersigned pursuant to the Purchase Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned hereby agrees that the undersigned will not, without the prior written approval of Chad M. Carpenter, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Shares held by the undersigned, including any securities acquired by the undersigned hereafter in respect of the Shares by way of dividends, stock splits, or other reclassification (collectively, the “Lock-Up Securities”), or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise. Notwithstanding the foregoing, in the event that the lock-up agreement dated of even date herewith among Mr. Carpenter and the Purchasers no longer applies to the Shares held by Mr. Carpenter, then the foregoing covenant and restrictions shall no longer apply to the undersigned. Notwithstanding anything contained herein to the contrary, the undersigned may transfer Lock-Up Securities (any transferred being the “Permitted Transfer Shares”) (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing to be bound by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees in writing to be bound by the restrictions set forth herein, and provided further, that any such transfer shall not involve a disposition for value, (iii) as part of a sale of 100% of the outstanding capital stock of the Company, or (iv) in one or more private transactions to a bona fide third-party purchaser not conducted through the Trading Market, provided that (A) the sale and transfer is effected in accordance with any applicable securities laws, and if requested by the Company, the undersigned shall have delivered an opinion of counsel reasonably acceptable to the Company to that effect, and (B) the proposed transferee agrees in writing that the provisions of this Lock-Up Agreement shall continue to apply to the transferred Shares in the hands of such proposed transferee.

Exhibit 4 - 1

Notwithstanding the foregoing, the Lock-Up Securities shall be released from the obligations and covenants set forth in the immediately foregoing paragraph, in accordance with the following schedule:

Release Milestones:	Amount to be Released:
6-month anniversary of the Closing Date	10% of all Lock-Up Securities, including Permitted Transfer Shares, if any
The earlier to occur of (i) the 2-year anniversary of the Closing Date or (ii) the closing date of the Company’s public offering of Common Stock, which together with all prior public offerings results in gross proceeds to the Company of no less than $250,000,000 on a cumulative basis	20% of all Lock-Up Securities, including Permitted Transfer Shares, if any
The earlier to occur of (i) the 4-year anniversary of the Closing Date or (ii) the closing date of the Company’s public offering of Common Stock, which together with all prior public offerings results in gross proceeds to the Company of no less than $400,000,000 on a cumulative basis	Balance of all remaining unreleased Lock-Up Securities, including Permitted Transfer Shares, if any

The undersigned also agrees and consents to the entry of stock transfer instructions with the Company’s transfer agent and/or registrar against the transfer of the Lock-Up Securities except in compliance with the terms of this agreement.

This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

Very truly yours,

KING APEX GROUP HOLDINGS III LIMITED

/s/ Bai Xiaofan, CEO________________________

_________________________________________

_________________________________________

[Name and address]

Exhibit 4 - 2

Exhibit 5

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Reven Housing REIT, Inc., and that this agreement be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D (including any and all amendments thereto), and for the accuracy and completeness of the information concerning such party contained therein. However, no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, all of which taken together shall constitute the same instrument.

[THE NEXT PAGE IS THE SIGNATURE PAGE]

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Exhibit 5 - 1

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of this 17th day of October, 2013.

/s/ Xiaofan Bai
XIAOFAN BAI

ALLIED FORTUNE (HK) MANAGEMENT LIMITED

By: /s/ Xiaofan Bai
Xiaofan Bai, CEO

KING APEX GROUP HOLDINGS II LIMITED

By: /s/ Xiaofan Bai
Xiaofan Bai, CEO

KING APEX GROUP HOLDINGS III LIMITED

By: /s/ Xiaofan Bai
Xiaofan Bai, CEO

/s/ Xiaofan Bai*
Xiaohang Bai

/s/ Xiaofan Bai*
SIYU LAN

/s/ Xiaofan Bai*
Lu Lungyun

/s/ Xiaofan Bai*
WU JIANPING

/s/ Xiaofan Bai*
CHEN YUE

/s/ Xiaofan Bai*
SUN DI

/s/ Xiaofan Bai*
LAN GUANGMING

/s/ Xiaofan Bai*
CHEN ZEYI

/s/ Xiaofan Bai*
LIU WEI

/s/ Xiaofan Bai*
ZHOU QIAOQUI

/s/ Xiaofan Bai*
JIANG LEI

* Executed by Xiaofan Bai pursuant to Power of Attorney

Exhibit 5 - 2

Exhibit 6

POWER OF ATTORNEY

(Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 17th day of October, 2013.

/s/ Xiaohang Bai
Signature

Print Name: Xiaohang Bai

Exhibit 6 - 1

POWER OF ATTORNEY

(Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of October, 2013.

/s/ Siyu Lan
Signature

Print Name: Siyu Lan

Exhibit 6 - 2

POWER OF ATTORNEY

(Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of October, 2013.

/s/ Chen Zeyi
Signature

Print Name: Chen Zeyi

Exhibit 6 - 3

POWER OF ATTORNEY

(Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of October, 2013.

/s/ Jiang Lei
Signature

Print Name: Jiang Lei

Exhibit 6 - 4

POWER OF ATTORNEY

(Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of October, 2013.

/s/ Lan Guangming
Signature

Print Name: Lan Guangming

Exhibit 6 - 5

POWER OF ATTORNEY

(Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of October, 2013.

/s/ Liu Wei
Signature

Print Name: Liu Wei

Exhibit 6 - 6

POWER OF ATTORNEY

(Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of October, 2013.

/s/ Zhou Qiaoqi
Signature

Print Name: Zhou Qiaoqi

Exhibit 6 - 7

POWER OF ATTORNEY

(Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of October, 2013.

/s/ Chen Yue
Signature

Print Name: Chen Yue

Exhibit 6 - 8

POWER OF ATTORNEY

(Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of October, 2013.

/s/ Lu Lingyun
Signature

Print Name: Lu Lingyun

Exhibit 6 - 9

POWER OF ATTORNEY

(Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of October, 2013.

/s/ Sun Di
Signature

Print Name: Sun Di

Exhibit 6 - 10

POWER OF ATTORNEY

(Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of October, 2013.

/s/ Wu Jianping
Signature

Print Name: Wu Jianping

Exhibit 6 - 11